Pricing supplement no. 1545
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 211-A-II dated August 11, 2011

Registration Statement No. 333-155535
Dated August 19, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$2,354,000
High/Low Coupon Callable Yield Notes due August 24, 2012 Linked to the Least Performing of the Russell 2000® Index, the Market Vectors Gold Miners ETF and the iShares® MSCI Brazil Index Fund

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the Russell 2000® Index, the Market Vectors Gold Miners ETF or the iShares® MSCI Brazil Index Fund and to forgo dividend payments. Investors should be willing to assume the risk that the notes may be called and investors will receive less interest than if the notes were not called. If a Knock-Out Event occurs, investors will receive a lower interest rate until maturity or until the Notes are called. If the notes are not called, investors may lose some or all of their principal at maturity.
- The notes will pay interest monthly at a rate that will depend on whether a Knock-Out Event occurs. If a Knock-Out Event does not occur, interest will be paid at an Interest Rate of 20.00% per annum. ***If a Knock-Out Event occurs, interest for that monthly period and each subsequent period thereafter will be paid at an Interest Rate of 4.00% per annum.***
- **The notes do not guarantee any return of principal at maturity. Instead, if the notes are not called and a Knock-Out Event occurs, the payment at maturity will be based on the performance of the Least Performing Underlying. In no event, however, will the payment at maturity be greater than the $1,000 principal amount note, plus any accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes may be called, in whole but not in part, at our option on any of the Optional Call Dates set forth below. If the notes are called pursuant to an Optional Call, payment on the Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 24, 2012*.
- The payment at maturity is ***not*** linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Underlyings:	The Russell 2000® Index ("RTY") (the "Index"), the Market Vectors Gold Miners ETF ("GDX") (a "Fund") and the iShares® MSCI Brazil Index Fund ("EWZ") (a "Fund", and together with GDX, the "Funds") (each an "Underlying," and collectively, the "Underlyings").
Interest Rate:	***If a Knock-Out Event does not occur***, 20.00% per annum, paid monthly and calculated on a 30/360 basis. ***If a Knock-Out Event occurs during any monthly Monitoring Period***, the Interest Rate for the corresponding monthly interest period and each subsequent monthly interest period is 4.00% per annum, paid monthly and calculated on a 30/360 basis. The notes may be called, in whole but not in part, at our option (such an event, an "Optional Call") on any of the Optional Call Dates set forth below.
Knock-Out Buffer Amount:	**With respect to the Russell 2000® Index, 244.3875, which is equal to 37.50% of the Starting Underlying Level of the Index. With respect to the Market Vectors Gold Miners ETF, $22.97625, which is equal to 37.50% of the Starting Underlying Level of such Fund, subject to adjustments. With respect to the iShares® MSCI Brazil Index Fund, $22.56, which is equal to 37.50% of the Starting Underlying Level of such Fund, subject to adjustments.**
Monitoring Period:	There are twelve monthly Monitoring Periods. The first monthly Monitoring Period will be from and including the Pricing Date to and including the First Interest Determination Date. Each subsequent monthly Monitoring Period will be from and excluding the previous Interest Determination Date to and including the immediately succeeding Interest Determination Date.
Interest Determination Dates*:	For each Monitoring Period, two business days prior to the applicable Interest Payment Date.
Interest Payment Dates*:	Interest on the notes will be payable monthly in arrears on the 24th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an "Interest Payment Date"), commencing September 24, 2011, to and including the Maturity Date or, if the notes are called, to and including the applicable Optional Call Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	If the notes have not been previously called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Knock-Out Event has occurred and the performance of the Least Performing Underlying, and will be determined as follows: (a) ***if a Knock-Out Event has occurred*** and: (i) the Least Performing Underlying Return is positive, the Payment at Maturity will equal the $1,000 principal amount note; or (ii) the Least Performing Underlying Return is negative, the Payment at Maturity will be calculated as follows: $1,000 + ($1,000 × Least Performing Underlying Return); and (b) ***if a Knock-Out Event has not occurred***, the Payment at Maturity will equal the $1,000 principal amount note. Therefore, if a Knock-Out Event has occurred, unless the Ending Underlying Level of each of the Underlyings is greater than or equal to its Starting Underlying Level, the Payment at Maturity will be less than the $1,000 principal amount note and you could lose your entire investment. In no event, however, will the Payment at Maturity be greater than the $1,000 principal amount note plus any accrued and unpaid interest.
Knock-Out Event:	A Knock-Out Event occurs if, on any day during any Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Knock-Out Buffer Amount.
Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: $\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$
Additional Key Terms:	See "Additional Key Terms" on the next page.

* Subject to postponement as described under "Description of Notes — Payment at Maturity," "Description of Notes — Payment upon Optional Call" and "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year," as applicable, in the accompanying product supplement no. 211-A-II

Investing in the Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 211-A-II and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$54.50	$945.50
Total	$2,354,000	$128,293	$2,225,707

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $54.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The other dealers, in their sole discretion, may forgo some or all of their selling concessions. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-95 of the accompanying product supplement no. 211-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 19, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 211-A-II dated August 11, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 11, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 211-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 211-A-II dated August 11, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211005329/e44848_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Pricing Date:	August 19, 2011
Settlement Date:	On or about August 24, 2011
Observation Date*:	August 21, 2012
Maturity Date*:	August 24, 2012
CUSIP:	48125XL53
Optional Call:	We, at our election, may call the notes, in whole but not in part, on any of the Optional Call Dates prior to the Maturity Date at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the applicable Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the applicable Optional Call Date.
Optional Call Dates*:	February 24, 2012 and May 24, 2012
Starting Underlying Level:	With respect to the Index, the closing level of the Index on the Pricing Date (the "Initial Index Level"), which was 651.70 for the Russell 2000® Index. With respect to the Funds, the closing price of one share of the relevant Fund on the Pricing Date, which was $61.27 for the Market Vectors Gold Miners ETF and $60.16 for the iShares® MSCI Brazil Index Fund, *divided by* the Share Adjustment Factor for such Fund (the "Initial Share Price"). We refer to each of the Initial Index Level for the Index and the Initial Share Price for each of the Funds as a "Starting Underlying Level."
Ending Underlying Level:	With respect to the Index, the closing level of the Index on the Observation Date (the "Ending Index Level"). With respect to the Funds, the closing price of one share of the relevant Fund on the Observation Date (the "Final Share Price"). We refer to each of the Ending Index Level for the Index and the Final Share Price for each of the Funds as an "Ending Underlying Level."
Share Adjustment Factor:	With respect to the Funds, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 211-A-II for further information about these adjustments.
Least Performing Underlying:	The Underlying with the Least Performing Underlying Return.
Least Performing Underlying Return:	The lowest of the Underlying Return of the Russell 2000® Index, the Market Vectors Gold Miners ETF and the iShares® MSCI Brazil Index Fund.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE IF A KNOCK-OUT EVENT DOES NOT OCCUR THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** —If a Knock-Out Event does not occur, the notes will pay interest at a rate of 20.00% per annum, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes will pay interest monthly at a rate that will depend on whether a Knock-Out Event occurs. If a Knock-Out Event does not occur, interest will be paid at an Interest Rate of 20.00% per annum. If a Knock-Out Event occurs, interest for that monthly period and each subsequent period thereafter will be paid at an Interest Rate of 4.00% per annum.   Interest will be payable monthly in arrears on the 24th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an "Interest Payment Date"), commencing September 24, 2011, to and including the Maturity Date or, if the notes are called, to and including the applicable Optional Call Date.

  Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or the applicable Optional Call Date, as applicable. If an Interest Payment Date or Optional Call Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for September 2011 is September 24, 2011, but because September 24, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on September 26, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE** — If the notes are called pursuant to an Optional Call, on the applicable Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL**— If the notes are not called, we will pay you your principal back at maturity so long as a Knock-Out Event has not occurred and the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Knock-Out Event occurs if, on any day during any Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Knock-Out Buffer Amount. **However, if the notes are not called, a Knock-Out Event has occurred and the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying, you could lose the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Least Performing Underlying, which will be either the Russell 2000® Index, the Market Vectors Gold Miners ETF or the iShares® MSCI Brazil Index Fund.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

  The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index primarily comprised of publicly traded companies involved in the mining of gold. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Global Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

  The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in Brazil as measured by the MSCI Brazil Index. The MSCI Brazil Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected companies in Brazil.

  For additional information on each Underlying, see the information set forth under "The Russell 2000® Index", "The Market Vectors Gold Miners ETF" and the iShares® MSCI Brazil Index Fund in the accompanying product supplement no. 211-A-II.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 211-A-II. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Least Performing Underlying Return and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. We have determined the portion of each coupon payment that we will allocate to Put Premium and to interest on the Deposit, respectively. We will treat an amount equal to 3.07% per annum as Put Premium and the remainder of the coupon payments as interest on the

Deposit. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlyings, or any equity securities included in or held by the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 211-A-II dated August 11, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not called, we will pay you your principal back at maturity only so long as a Knock-Out Event has not occurred or, if a Knock-Out Event occurs, the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called, a Knock-Out Event has occurred and the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Least Performing Underlying is less than the Starting Underlying Level of such Underlying. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Optional Call Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **IF A KNOCK-OUT EVENT OCCURS DURING ANY MONTHLY MONITORING PERIOD, THE INTEREST RATE FOR THE CORRESPONDING MONTHLY INTEREST PERIOD AND EACH SUBSEQUENT INTEREST PERIOD IS 4.00% PER ANNUM** – If a Knock-Out Event occurs during any monthly Monitoring Period, the Interest Rate for the corresponding monthly interest period and each subsequent interest period is 4.00% per annum. For example, if a Knock-Out Event occurs during the period from the Pricing Date to the First Interest Determination Date, the Interest Rate per annum for each interest period is 4.00% and the maximum amount of interest you will be entitled to receive is $40.00 per $1,000 principal amount note.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes decline.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE UNDERLYINGS** — If the notes are not called, a Knock-Out Event has not occurred or a Knock-Out Event has occurred but the Ending Underlying Level of any Underlying is not below the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of any Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in any Underlying during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE, AS APPLICABLE, OF THE UNDERLYINGS** — Your return on the notes, if a Knock-Out Event occurs and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *each* of the Underlyings. Poor performance by any of the Underlyings over the term of the notes may negatively affect your payment at maturity and your interest payments, and will not be offset or mitigated by positive performance by the other Underlyings. Accordingly, your investment is subject to the risk of decline in the closing level or closing price, as applicable, of each Underlying.

- **THE INTEREST RATE MAY BE REDUCED AND THE RETURN OF PRINCIPAL AT MATURITY MAY TERMINATE ON ANY DAY DURING A MONITORING PERIOD** — If, on any day during a Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Knock-Out Buffer Amount, a Knock-Out Event will occur, you will be fully exposed to any depreciation in the Least Performing Underlying and your interest rate will be reduced until maturity or call. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of any Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Least Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal and a lower interest payment even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at a higher interest rate at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING UNDERLYING** — If the notes are not called and a Knock-Out Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of any Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of any of the other Underlyings is greater than or equal to its Starting Underlying Level. The three Underlyings' respective performances may not be correlated and, as a result, if the notes are not called, you may receive the principal amount of your notes at maturity only if there is a broad based rise in the performance of U.S. and Brazilian equities across diverse markets during the term of the notes.

- **THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.

- **REINVESTMENT RISK** — If your notes are called, the term of the notes may be reduced to as short as six months and you will not receive interest payments after the applicable Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon a call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **KNOCK-OUT BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying is not less than its Starting Underlying Level by more than the applicable Knock-Out Buffer Amount on any day during a Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called and a Knock-Out Event has occurred, you will be fully exposed at maturity to any decline in the value of the Least Performing Underlying.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Knock-Out Buffer Amount on any day during a Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during a Monitoring Period, which could result in a significant loss of principal.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS —** The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE FUNDS** — Although the shares of each Fund are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Funds or that there will be liquidity in the trading market. The Funds are subject to management risk, which is the risk that the applicable investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Funds, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN EACH FUND AND THE APPLICABLE UNDERLYING INDEX** — Each Fund does not fully replicate the applicable underlying index and may hold securities not included in the applicable underlying index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the applicable underlying index, all of which may lead to a lack of correlation between a Fund and the applicable underlying index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between a Fund and the applicable underlying index. Finally, because the shares of each Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of each Fund. For all of the foregoing reasons, the performance of the Funds may not correlate with the performance of the applicable underlying index.

- **RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES** — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the equity securities held by the iShares® MSCI Brazil Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Brazil Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the iShares®MSCI Brazil Index Fund trade, which is primarily the Brazilian real. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the iShares® MSCI Brazil Index Fund are traded, the net asset value of the iShares® MSCI Brazil Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in Brazil and the United States of America.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.

- **NON-U.S. SECURITIES RISK** — The equity securities underlying the iShares® MSCI Brazil Index Fund have been issued by non-U.S. companies (primarily Brazilian companies). Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **EMERGING MARKETS RISK** —The equity securities underlying the iShares® MSCI Brazil Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Brazil Index Fund and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.

- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Fund or the equity securities included in the Index or held by the Funds. We or our affiliates may also trade in the Funds or instruments related to the Fund or the equity securities included in the Index or held by the Funds from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of a call or our payment to you at maturity.

- **THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Funds. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level and price of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - whether a Knock-Out Event has occurred;
    - the interest rate on the notes;
    - the expected volatility of the Underlyings;
    - the time to maturity of the notes;
    - the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
    - the dividend rates on the equity securities included in or held by the Underlyings;
    - the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
    - interest and yield rates in the market generally as well as in the markets of the equity securities included in or held by the Underlyings;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the occurrence of certain events to the Funds that may or may not require an adjustment to the applicable Share Adjustment Factor;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Brazilian real and the correlation between that rate and the prices of shares of the iShares· MSCI Brazil Index Fund; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index from January 6, 2006 through August 19, 2011, the Market Vectors Gold Miners ETF from May 26, 2006 through August 19, 2011 and the iShares® MSCI Brazil Index Fund from January 6, 2006 through August 19, 2011. The closing level of the Russell 2000® Index on August 19, 2011 was 651.70. The closing price of one share of the Market Vectors Gold Miners ETF on August 19, 2011 was $61.27. The closing price of one share of the iShares· MSCI Brazil Index Fund on August 19, 2011 was $60.16.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of any Underlying on any day during a Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.







What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Least Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "note total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. **The table and examples below assume that the notes are not called prior to maturity and that the Least Performing Underlying is the Russell 2000® Index. We make no representation or warranty as to which of the Underlyings will be the Least Performing Underlying for purposes of calculating your actual payment at maturity.** In addition, the following table and examples assume a Starting Underlying Level for the Least Performing Underlying of 700 and reflect the Interest Rate of 20.00% per annum if a Knock-Out Event has not occurred, the Interest Rate of 4.00% per annum if a Knock-Out Event has occurred and the Knock-Out Buffer Amount of 37.50% of the Starting Underlying Level. **If the notes are called prior to maturity, your total return and total payment may be less than the amounts indicated below.** The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Level	Least Performing Underlying Return	Knock-Out Event Has Not Occurred (1)		Knock-Out Event Has Occurred During the First Monitoring Period of the Notes (1)	
		Note Total Return	Total Payments over the Term of the Notes	Note Total Return	Total Payments over the Term of the Notes
1,260.00	80.00%	20.00%	$1,200.00	4.00%	$1,040.00
1,155.00	65.00%	20.00%	$1,200.00	4.00%	$1,040.00
1,050.00	50.00%	20.00%	$1,200.00	4.00%	$1,040.00
980.00	40.00%	20.00%	$1,200.00	4.00%	$1,040.00
910.00	30.00%	20.00%	$1,200.00	4.00%	$1,040.00
840.00	20.00%	20.00%	$1,200.00	4.00%	$1,040.00
770.00	10.00%	20.00%	$1,200.00	4.00%	$1,040.00
735.00	5.00%	20.00%	$1,200.00	4.00%	$1,040.00
700.00	**0.00%**	**20.00%**	**$1,200.00**	**4.00%**	**$1,040.00**
665.00	-5.00%	**20.00%**	**$1,200.00**	-1.00%	$990.00
630.00	-10.00%	**20.00%**	**$1,200.00**	-6.00%	$940.00
560.00	-20.00%	**20.00%**	**$1,200.00**	-16.00%	$840.00
490.00	-30.00%	**20.00%**	**$1,200.00**	-26.00%	$740.00
437.50	-37.50%	**20.00%**	**$1,200.00**	-33.50%	$665.00
420.00	-40.00%	N/A	N/A	-36.00%	$640.00
350.00	-50.00%	N/A	N/A	-46.00%	$540.00
280.00	-60.00%	N/A	N/A	-56.00%	$440.00
210.00	-70.00%	N/A	N/A	-66.00%	$340.00
140.00	-80.00%	N/A	N/A	-76.00%	$240.00
70.00	-90.00%	N/A	N/A	-86.00%	$140.00
0.00	-100.00%	N/A	N/A	-96.00%	$40.00

(1) A Knock-Out Event occurs if the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than 37.50% on any day during a Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred and the level of the Least Performing Underlying increases from the Starting Underlying Level of 700 to an Ending Underlying Level of 735. Because a Knock-Out Event has not occurred, the investor receives total payments of $1,200 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $200 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: A Knock-Out Event has not occurred and the level of the Least Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 560. Even though the Ending Underlying Level of the Least Performing Underlying of 560 is less than its Starting Underlying Level of 700, because a Knock-Out Event has not occurred, the investor receives total payments of $1,200 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $200 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred during the first monthly Monitoring Period and the level of the Least Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 420.

Because a Knock-Out Event has occurred and the Ending Underlying Level of the Least Performing Underlying of 420 is less than its Starting Underlying Level of 700, the investor receives total payments of $640 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $40 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -40\%)] + \$40 = \$640$$

Example 4: A Knock-Out Event has occurred during the first monthly Monitoring Period and the level of the Least Performing Underlying decreases from the Starting Underlying Level of 700 to an Ending Underlying Level of 0.

Because a Knock-Out Event has occurred and the Ending Underlying Level of the Least Performing Underlying of 0 is less than its Starting Underlying Level of 700, the investor receives total payments of $40 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $40 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$40 = \$40$$

These hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.